Exhibit 99.2

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Baozun Inc., you should at once hand this circular to the purchaser(s) or the transferee(s) or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser(s) or the transferee(s).

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

Under our weighted voting rights structure, our share capital comprises Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share entitles the holder to exercise one vote, and each Class B ordinary share entitles the holder to exercise ten votes, respectively, on any resolution tabled at our general meetings, except as may otherwise be required by law or by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited or provided for in our memorandum and articles of association. Shareholders and prospective investors should be aware of the potential risks of investing in a company with a weighted voting rights structure. Our American depositary shares, each representing three of our Class A ordinary shares, are listed on the Nasdaq Global Select Market in the United States under the symbol BZUN.

Baozun Inc.

寶 尊 電 商 有 限 公 司 *

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 9991)

(1). PROPOSALS FOR GENERAL MANDATES TO
ISSUE SHARES AND TO BUY BACK SHARES;
(2). RE-ELECTION OF DIRECTORS;
(3). PROPOSED GRANTS OF RSUS TO DIRECTORS;
(4). PROPOSED REFRESHMENT OF SCHEME MANDATE LIMIT
AND SERVICE PROVIDER SUBLIMIT;
AND
(5). NOTICE OF ANNUAL GENERAL MEETING

Capitalised terms used in this cover page shall have the same meanings as those defined in the section headed “Definitions” in this circular.

A notice convening the Annual General Meeting to be held at 9/F, The Rays, 71 Hung To Road, Kwun Tong, Kowloon, Hong Kong on June 16, 2026 at 3:00 p.m. is set out on pages 32 to 37 of this circular. A proxy form for use at the meeting is enclosed.

Only holders of the Shares of record as of the close of business on May 15, 2026, Hong Kong Time (the “Ordinary Shares Record Date”) are entitled to attend and vote at the Annual General Meeting. Holders of ADSs as of the close of business on May 15, 2026, New York Time (the “ADS Record Date”) will be able to instruct JPMorgan Chase Bank, N.A., the holder of record of Class A ordinary shares represented by ADSs, as to how to vote the Class A ordinary shares represented by such ADSs. The Company’s Hong Kong branch share registrar, Computershare Hong Kong Investor Services Limited, must receive the proxy form by no later than 3:00 p.m. on June 14, 2026, Hong Kong Time at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong to ensure your representation at the Annual General Meeting, and JPMorgan Chase Bank, N.A. must receive your ADS voting card (the “ADS Voting Card”) by no later than 9:00 a.m. on June 8, 2026, New York Time to enable the votes attaching to the Shares represented by your ADSs to be cast at the Annual General Meeting.

* for identification purposes only

May 15, 2026

CONTENTS

Pages

Definitions	1

Letter from the Board	4

SHARE BUY-BACK MANDATE	5
ISSUE AND RESALE MANDATE	5
RE-ELECTION OF DIRECTORS	6
RE-APPOINTMENT OF AUDITOR	9
PROPOSED GRANTS OF RSUS TO DIRECTORS	9
PROPOSED REFRESHMENT OF SCHEME MANDATE LIMIT AND SERVICE PROVIDER SUBLIMIT	18
GENERAL	21
TYPHOON AND RAINSTORM ARRANGEMENTS	24
RESPONSIBILITY STATEMENT	24
RECOMMENDATIONS	24

Appendix I	–	Explanatory Statement for the Share Buy-Back Mandate	25

Appendix II	–	Details of Directors Proposed to be Re-elected	29

Notice of Annual General Meeting	32

– i –

DEFINITIONS

In this circular, the following expressions have the following meanings unless the context otherwise requires:

“2014 Plan”	the share incentive plan adopted by the Company in May 2014 and terminated on November 1, 2022

“2015 Plan”	the share incentive plan adopted by the Company in May 2015 and terminated on November 1, 2022

“2022 Plan”	the share incentive plan approved by the Shareholders on October 21, 2022 and effective from November 1, 2022

“ADS(s)”	American Depositary Shares (each representing three Class A ordinary shares)

“Annual General Meeting”	the annual general meeting to be convened by the Company on June 16, 2026 at 3:00 p.m., Hong Kong Time

“Articles of Association”	the articles of association of the Company, as amended from time to time

“associate(s)”	has the meaning ascribed to it under the Listing Rules

“Award(s)”	has the meaning ascribed to it under the 2022 Plan

“Board”	the board of Directors

“CCASS”	the Central Clearing and Settlement System established and operated by HKSCC

“Class A ordinary shares”	Class A ordinary shares in the share capital of the Company with a par value of US$0.0001 each, conferring a holder of a Class A ordinary share to one vote per share on any resolution tabled at the Company’s general meeting

“Class B ordinary shares”	Class B ordinary shares in the share capital of the Company with a par value of US$0.0001 each, conferring weighted voting rights in the Company such that a holder of a Class B ordinary share is entitled to ten votes per share on any resolution tabled at the Company’s general meeting

“close associate(s)”	has the meaning ascribed to it under the Listing Rules

DEFINITIONS

“Companies Act”	the Companies Act, Cap. 22 (Act 3 of 1961, as consolidated and revised) of the Cayman Islands

“Company”	Baozun Inc., an exempted company incorporated in the Cayman Islands with limited liability on December 17, 2013 and, where the context requires, its consolidated subsidiaries and its affiliated consolidated entities, including its variable interest entity and its subsidiaries, from time to time

“Compensation Committee”	the compensation committee of the Board

“connected person(s)”	has the meaning ascribed to it under the Listing Rules

“controlling shareholder(s)”	has the meaning ascribed to it under the Listing Rules

“core connected person(s)”	has the meaning ascribed to it under the Listing Rules

“Director(s)”	the director(s) of the Company

“Group”	the Company and its subsidiaries from time to time

“HKSCC”	Hong Kong Securities Clearing Company Limited

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China

“Hong Kong Stock Exchange” or “Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Issue and Resale Mandate”	the general mandate to the Board to exercise the power of the Company to allot, issue and deal with new Class A ordinary shares and/or ADSs, and/or to resell treasury shares of the Company not exceeding 20% of the total number of the issued Shares (excluding treasury shares) as of the date of passing the ordinary resolution approving such mandate

“Latest Practicable Date”	May 8, 2026, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as amended, supplemented or otherwise modified from time to time

DEFINITIONS

“Mr. Qiu”	Mr. Vincent Wenbin Qiu

“Mr. Wu”	Mr. Junhua Wu

“Nominating and Corporate Governance Committee”	the nominating and corporate governance committee of the Board

“PRC”	the People’s Republic of China

“RMB”	Renminbi, the lawful currency of the PRC

“RSU(s)”	the restricted share units

“Service Provider(s)”	has the meaning ascribed to it under the 2022 Plan

“SFO”	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)

“Share(s)”	the Class A ordinary shares and Class B ordinary shares in the share capital of the Company, as the context so requires

“Share Buy-back Mandate”	the general mandate to the Board to exercise the power of the Company to buy back Class A ordinary shares and/or ADSs not exceeding 10% of the total number of the issued Shares (excluding treasury shares) as of the date of passing the ordinary resolution approving such mandate

“Shareholder(s)”	holder(s) of the Share(s)

“Takeovers Code”	The Codes on Takeovers and Mergers and Share Buy-backs

“treasury shares”	has the meaning ascribed to it under the Listing Rules (as applicable)

“WVR Beneficiary(ies)”	has the meaning ascribed to it under the Listing Rules and unless the context otherwise requires, refers to Mr. Qiu and Mr. Wu, being the beneficial owners of the Class B ordinary shares, entitling each to weighted voting rights

“%”	per cent

LETTER FROM THE BOARD

Baozun Inc.

寶 尊 電 商 有 限 公 司 *

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 9991)

Directors: Mr. Vincent Wenbin Qiu (Chairman) Mr. Junhua Wu Dr. Jun Wang Ms. Bin Yu Independent Directors: Mr. Yiu Pong Chan Mr. Steve Hsien-Chieng Hsia Mr. Benjamin Changqing Ye

Registered Office:

Vistra (Cayman) Limited

P.O. Box 31119 Grand Pavilion

Hibiscus Way

802 West Bay Road

Grand Cayman, KY1-1205

Cayman Islands

Principal Place of Business in Hong Kong:

Room 1928, 19/F

Lee Garden One

33 Hysan Avenue

Causeway Bay

Hong Kong

May 15, 2026

To the Shareholders

Dear Sir or Madam,

(1). PROPOSALS FOR GENERAL MANDATES TO
ISSUE SHARES AND TO BUY BACK SHARES;
(2). RE-ELECTION OF DIRECTORS;
(3). PROPOSED GRANTS OF RSUS TO DIRECTORS;
(4). PROPOSED REFRESHMENT OF SCHEME MANDATE LIMIT
AND SERVICE PROVIDER SUBLIMIT;
AND
(5). NOTICE OF ANNUAL GENERAL MEETING

The purpose of this circular is to provide you with information regarding resolutions to be proposed at the Annual General Meeting.

At the Annual General Meeting, ordinary resolutions will be proposed, among others, for the Shareholders to approve (i) the grant of the Issue and Resale Mandate and the Share Buy-back Mandate; (ii) the extension of the Issue and Resale Mandate to include Shares bought back pursuant to the Share Buy-back Mandate; (iii) the re-election of Directors; (iv) the proposed grants of RSUs to Directors; and (v) the proposed refreshment of the Scheme Mandate Limit and the Service Provider Sublimit.

* for identification purposes only

LETTER FROM THE BOARD

SHARE BUY-BACK MANDATE

An ordinary resolution will be proposed at the Annual General Meeting for the Shareholders to consider and, if thought fit, grant the Share Buy-back Mandate. The Shares which may be bought back pursuant to the Share Buy-back Mandate not exceeding 10% of the total number of Shares in issue (excluding treasury shares) at the date of passing the resolution approving the Share Buy-back Mandate.

As of the Latest Practicable Date, the total number of Shares in issue was 187,585,241 Shares (with 13,200,075 Class A ordinary shares represented by 4,400,025 ADSs held by the Company as treasury shares). Subject to the passing of the proposed ordinary resolution approving the granting of the Share Buy-back Mandate and assuming no further Shares are issued or bought back prior to the Annual General Meeting, the maximum number of Shares which may be bought back pursuant to the Share Buy-back Mandate will be 17,438,516 Class A ordinary shares (or 5,812,838 ADSs), representing 10% of the Company’s total issued share capital (excluding the above-mentioned treasury shares) as of the Latest Practicable Date. An explanatory statement as required under the Listing Rules giving certain information regarding the Share Buy-back Mandate is set out in Appendix I to this circular. As at the Latest Practicable Date, the Company has no immediate plans to repurchase any Shares and/or ADSs pursuant to the Share Buy-back Mandate.

The Share Buy-back Mandate will expire upon whichever occurs first: (i) the conclusion of the first annual general meeting of the Company following the passing of the ordinary resolution approving the grant of Share Buy-back Mandate at which time it shall lapse unless, by ordinary resolution passed at that meeting, the mandate is renewed, either unconditionally or subject to conditions; (ii) the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association or any applicable laws to be held; and (iii) the authority given under the ordinary resolution approving the Share Buy-back Mandate is revoked or varied by an ordinary resolution of the Shareholders in general meeting of the Company.

ISSUE AND RESALE MANDATE

An ordinary resolution will be proposed at the Annual General Meeting for the Shareholders to consider and, if thought fit, grant the Issue and Resale Mandate. The additional Shares or rights to subscribe for, or to convert securities into, additional Shares which may be allotted and issued together with the treasury shares of the Company which may be resold pursuant to the Issue and Resale Mandate shall not exceed 20% of the total number of Shares in issue (excluding treasury shares) on the date of passing the resolution approving the Issue and Resale Mandate. As of the Latest Practicable Date, the Company had 187,585,241 Shares in issue (with 13,200,075 Class A ordinary shares represented by 4,400,025 ADSs held by the Company as treasury shares). Subject to the passing of the proposed ordinary resolution approving the granting of the Issue and Resale Mandate and assuming no further Shares are issued or bought back prior to the Annual General Meeting, the Company would be allowed under the Issue and Resale Mandate to allot, issue and deal with new Class A ordinary shares and/or ADSs, and/or to resell treasury shares of the Company, involving a maximum of 34,877,033 Class A ordinary shares (or 11,625,677 ADSs), representing 20% of the Company’s total issued share capital (excluding the above-mentioned treasury shares) as of the Latest Practicable Date. As at the Latest Practicable Date, the Company has no immediate plans to issue any Shares and/or ADSs (including the resale of treasury shares) pursuant to the Issue and Resale Mandate.

LETTER FROM THE BOARD

The Issue and Resale Mandate will expire upon whichever occurs first: (i) the conclusion of the first annual general meeting of the Company following the passing of the ordinary resolution approving the grant of Issue and Resale Mandate at which time it shall lapse unless, by ordinary resolution passed at that meeting, the mandate is renewed, either unconditionally or subject to conditions; (ii) the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association or by any applicable laws to be held; and (iii) the authority given under the ordinary resolution approving the Issue and Resale Mandate is revoked or varied by an ordinary resolution of the Shareholders in general meeting of the Company.

Subject to the passing of the aforesaid ordinary resolutions of the Share Buy-back Mandate and Issue and Resale Mandate, a separate ordinary resolution will be proposed at the Annual General Meeting for the Shareholders to consider and, if thought fit, approve the extension of the Issue and Resale Mandate by adding the number of Class A ordinary shares or ADSs bought back under the Share Buy-back Mandate, if granted, to the aggregate number of Class A ordinary shares or ADSs which may be allotted or agreed conditionally or unconditionally to be allotted and treasury shares of the Company which may be resold by the Directors pursuant to the Issue and Resale Mandate.

RE-ELECTION OF DIRECTORS

Mr. Yiu Pong Chan, Mr. Steve Hsien-Chieng Hsia and Mr. Benjamin Changqing Ye will retire from office by rotation and being eligible, offer themselves for re-election at the Annual General Meeting.

As of the Latest Practicable Date, each of Mr. Yiu Pong Chan, Mr. Steve Hsien-Chieng Hsia and Mr. Benjamin Changqing Ye has served as an independent non-executive director of the Company for approximately three years and six months since the primary listing of the Company on the Stock Exchange.

Details of the Directors who are proposed to be re-elected at the Annual General Meeting are set out in Appendix II to this circular.

LETTER FROM THE BOARD

Procedure and Process for Nomination of Directors

The Board has delegated the responsibility of Director nomination to the Nominating and Corporate Governance Committee. According to the Nominating and Corporate Governance Committee Charter, the Nominating and Corporate Governance Committee shall identify individuals qualified to become members of the Board and ensure that the Board has the requisite expertise and that its membership consists of persons with sufficiently diverse and independent backgrounds. The Nominating and Corporate Governance Committee may from time to time recommend to the Board the nominees for election to the Board.

With an aim to ensure the Board achieves a balance among skills, experience, knowledge and diverse perspectives, which meets the Company’s business requirements, the Nominating and Corporate Governance Committee will take into account the following criteria with due consideration for the assessment, selection and recommendation to the Board of the proposed Director. The criteria include but not limited to:

•	Reputation for integrity

•	Accomplishment and experience in respect of e-commerce industry and other relevant industries

•	Commitment in respect of available time and relevant interest

•	Diversity in all its aspects, including but not limited to gender, age, cultural and educational background, ethnicity, professional experience, skills, knowledge and length of service

•	Compliance with the independence requirements of the Listing Rules, the NASDAQ, U.S. securities laws and any other applicable laws or regulations (subject to any available exception) for the appointment or reappointment of independent directors

The Nominating and Corporate Governance Committee will take into account the following criteria with due consideration to assess and recommend to the Board of one or more retiring Directors subject to re-appointment. The criteria include but not limited to:

•	The overall contribution and service of the retiring Director(s) to the Company, including but not limited to the level of participation and performance of the retiring Director(s) as a member of the Board and/or the committees; and

•	Whether the retiring Director(s) continue to meet the criteria set out above.

In addition to these criteria, the Nominating and Corporate Governance Committee will take into account factors set out in Rules 3.10(2) and 3.13 of the Listing Rules and other factors determined by the Nominating and Corporate Governance Committee with due consideration to assess and recommend one or more candidates to serve as an independent Director.

LETTER FROM THE BOARD

The Nominating and Corporate Governance Committee will make recommendations to the Board for the appointment of Directors in accordance with the following procedures and processes:

(a)	The Nominating and Corporate Governance Committee will, after giving due consideration to the current composition and size of the Board, invite nominations of candidates from members of the Board for consideration by the Nominating and Corporate Governance Committee when necessary. The Nominating and Corporate Governance Committee may also propose candidates who are not nominated by members of the Board;

(b)	The Nominating and Corporate Governance Committee shall conduct adequate due diligence on the proposing candidate when evaluating the suitability of the candidates;

(c)	Upon considering the suitability of a candidate for the directorship, the Nominating and Corporate Governance Committee will hold a meeting and/or by way of a written resolution, if thought fit, to approve the recommendations to the Board for appointment;

(d)	The Nominating and Corporate Governance Committee will then make recommendations to the Board in respect of the proposed appointment. The Compensation Committee will then make recommendations on the remuneration package of the proposed Director to the Board; and

(e)	The Board may arrange for the selected candidates to be interviewed by the members of the Board who are not members of the Nominating and Corporate Governance Committee, and the Board will thereafter deliberate and decide the appointment (as the case may be).

Recommendation of the Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee having reviewed the Board’s composition, nominated Mr. Yiu Pong Chan, Mr. Steve Hsien-Chieng Hsia and Mr. Benjamin Changqing Ye to the Board for it to recommend to the Shareholders for re-election at the Annual General Meeting. The nominations were made in accordance with the procedures set out above and the diversity aspects (including without limitation, gender, age, cultural and educational background, ethnicity, professional experience, skills, knowledge and length of service), and took into account the merits of the candidates as set out in Appendix II of this circular. The Nominating and Corporate Governance Committee is of the view that each of the Directors proposed to be re-elected will provide valuable contributions and objective and balanced views to the Board in relation to the Company’s affairs and, having considered the depth and breadth of professional experience, skills and knowledge of each of them, is satisfied that each of them will continue to contribute to the diversity of the Board.

LETTER FROM THE BOARD

In particular, each of Mr. Yiu Pong Chan, Mr. Steve Hsien-Chieng Hsia and Mr. Benjamin Changqing Ye has given a confirmation of his independence pursuant to Rule 3.13 of the Listing Rules. The Nominating and Corporate Governance Committee has assessed and reviewed their respective independence. The Nominating and Corporate Governance Committee and the Board are of the view that each of Mr. Yiu Pong Chan, Mr. Steve Hsien-Chieng Hsia and Mr. Benjamin Changqing Ye has satisfied all the criteria for independence set out in Rule 3.13 of the Listing Rules. When considering the re-election of each of Mr. Yiu Pong Chan, Mr. Steve Hsien-Chieng Hsia and Mr. Benjamin Changqing Ye, the Nominating and Corporate Governance Committee has considered their contribution to the Board during their respective tenure of office, their respective experience, working profile and other experience and merits as set out in Appendix II to this circular. The Nominating and Corporate Governance Committee is satisfied that each of Mr. Yiu Pong Chan, Mr. Steve Hsien-Chieng Hsia and Mr. Benjamin Changqing Ye has the required character, integrity and experience to continuously fulfil his role as an independent Director effectively and provide appropriate balance of skills, diversity and independence to the Board.

Accordingly, the Nominating and Corporate Governance Committee has nominated, and the Board has recommended, all the above retiring Directors, namely Mr. Yiu Pong Chan, Mr. Steve Hsien-Chieng Hsia and Mr. Benjamin Changqing Ye, to stand for re-election as Directors at the Annual General Meeting.

RE-APPOINTMENT OF AUDITOR

In order to maintain the stability and continuity of the Company’s external audit work, the Board proposed KPMG to be re-appointed as the auditors of the Company for the year 2026 with a term commencing from the date of approval at the AGM until the conclusion of the next annual general meeting of the Company, and authorize the Board to determine the specific matters, including but not limited to their remunerations, in relation to such re-appointment.

Having considered factors, among others, the expected audit scope and the nature of audit work required for the relevant financial year, the Group’s business operations and scale, as well as the audit plan, timetable and manpower deployment, the audit fees shall not exceed RMB8 million, and the Board is authorized to determine the specific remunerations.

PROPOSED GRANTS OF RSUS TO DIRECTORS

Reference is made to the announcement of the Company dated March 30, 2026.

The Board resolved to grant 1,678,320 RSUs to Mr. Qiu and 1,110,447 RSUs to Mr. Wu, subject to Shareholders’ approval at the Annual General Meeting.

LETTER FROM THE BOARD

Details of the proposed grants to Directors

Date of grant:	March 30, 2026 (Hong Kong time) (the “Grant Date”)

Number of RSUs granted:	Name of Grantees	Positions	Number of RSUs/underlying Shares	Percentage of the total issued shares of the Company (excluding treasury shares) on the Grant Date

	Mr. Qiu	an executive Director and the chief executive officer	1,678,320	0.96%

	Mr. Wu	an executive Director and the chief strategy officer	1,110,447	0.64%

Purchase price:	Each of Mr. Qiu and Mr. Wu is not required to pay any purchase price for the Shares issuable under the RSUs.

Closing price of the Shares on the date of grant:	HK$5.83 per Share, for Shares traded on the Stock Exchange on March 30, 2026 (Hong Kong time), being the trading day on the Stock Exchange on the Grant Date.

US$2.095 per ADS, for ADSs traded on the Nasdaq Global Select Market on March 27, 2026 (United States time), being the trading day on the Nasdaq Global Select Market immediately before the Grant Date.

Rights as Shareholders:	Nothing in the proposed grants of RSUs to Mr. Qiu or Mr. Wu under the 2022 Plan may be construed as giving Mr. Qiu or Mr. Wu any rights as a Shareholder except as to Shares actually issued upon vesting of the RSUs, and Mr. Qiu or Mr. Wu shall not have any of the rights of a Shareholder with respect to the Shares covered by the RSUs proposed to be granted to him until Mr. Qiu or Mr. Wu becomes the record owner of such Shares. Once Mr. Qiu or Mr. Wu becomes a Shareholder of record with respect to the Shares subject to the RSUs, Mr. Qiu or Mr. Wu shall have all rights as a Shareholder, including, but not limited to, voting rights, the right to receive dividends and the right to participate in any capital adjustment applicable to all Shareholders.

Clawback mechanisms:	Subject to the terms and conditions in the 2022 Plan, the RSUs may be forfeited or clawback if the Grantees (i) seriously commit or persistently breach or not comply with any policy of the Group or any applicable laws and rules applicable to such Grantees, including but not limited to the applicable employee handbook; (ii) engage in intentional misconduct or gross negligence in such Grantees’ duties which result in a material loss of the Group; (iii) engage in any gross misconduct; or (iv) engage in any activity which is inimical, contrary or harmful to the interests of the Company.

LETTER FROM THE BOARD

Subject to the satisfaction of performance targets as set out in the award agreements applicable to Mr. Qiu or Mr. Wu (as the case may be), the vesting schedules are set as follows:

Name of Grantees	Number of RSUs	Vesting Period	Performance targets	Circumstances for any shorter vesting period
Mr. Qiu	778,320	75% of the RSUs shall be vested on January 1, 2029;

•   KPI 1 – Financial Performance – Audited revenue of the Group (weighting 20% for marking purpose)

•   KPI 2 – Financial Performance – Non-GAAP income from operations of the Group (weighting 20% for marking purpose)

•   KPI 3 – Financial Performance – Operating Cashflow of the relevant business segment (weighting 20% for marking purpose)

•   KPI 4 – Long-term value creation to all shareholders, including but not limited to, investor relationship management and market credibility enhancement (weighting 20% for marking purpose)

•   KPI 5 – Other strategic priorities, including but not limited to, brand management and overseas expansion (weighting 20% for marking purpose)

The overall mark should be no less than 60 out of 100.

				Not applicable

		25% of the RSUs shall be vested on January 1, 2030.

•   KPI 1 – Financial Performance – Audited revenue of the Group (weighting 20% for marking purpose)

•   KPI 2 – Financial Performance – Non-GAAP income from operations of the Group (weighting 20% for marking purpose)

•   KPI 3 – Financial Performance – Operating Cashflow of the relevant business segment (weighting 20% for marking purpose)

•   KPI 4 – Investor Relations Strategy and Capital Market Management Financial Performance (weighting 20% for marking purpose)

•   KPI 5 – Other strategic priorities, including but not limited to, brand management and overseas expansion (weighting 20% for marking purpose)

The overall mark should be no less than 60 out of 100.

				Not applicable

LETTER FROM THE BOARD

Name of Grantees	Number of RSUs	Vesting Period	Performance targets	Circumstances for any shorter vesting period
	900,000	100% of the RSUs shall be vested on September 30, 2026.

•   KPI 1 – Financial Performance – Audited revenue of the Group (weighting 20% for marking purpose)

•   KPI 2 – Financial Performance – Non-GAAP income from operations of the Group (weighting 20% for marking purpose)

•   KPI 3 – Financial Performance – Operating Cashflow of the relevant business segment (weighting 20% for marking purpose)

•   KPI 4 – Long-term value creation to all shareholders, including but not limited to, investor relationship management and market credibility enhancement (weighting 20% for marking purpose)

•   KPI 5 – Other strategic priorities, including but not limited to brand management and overseas expansion (weighting 20% for marking purpose)

The overall mark should be no less than 60 out of 100.

				Grants of RSUs with performance based vesting conditions according to the terms and conditions of the 2022 Plan.

Mr. Wu	390,447	75% of the RSUs shall be vested on January 1, 2029;

•   KPI 1 – Financial Performance – Non-GAAP income from operations of the relevant business segment (weighting 30% for marking purpose)

•   KPI 2 – Financial Performance – Non-GAAP income from operations of the relevant business segment (other than that of KPI 1) (weighting 20% for marking purpose)

•   KPI 3 – Financial Performance – Audited revenue of the relevant business segment (weighting 20% for marking purpose)

•   KPI 4 – Financial Performance – Operating cashflow of the relevant business segment (weighting 10% for marking purpose)

•   KPI 5 – Other strategic priorities, including but not limited to, operational efficiency improvement, workforce optimization, market channel expansion, and brand partnership establishment (weighting 20% for marking purpose)

The overall mark should be no less than 60 out of 100.

				Not applicable

LETTER FROM THE BOARD

Name of Grantees	Number of RSUs	Vesting Period	Performance targets	Circumstances for any shorter vesting period
25% of the RSUs shall be vested on January 1, 2030.

•   KPI 1 – Financial Performance – Non-GAAP income from operations of the relevant business segment (weighting 30% for marking purpose)

•   KPI 2 – Financial Performance – Non-GAAP income from operations of the relevant business segment (other than that of KPI 1) (weighting 20% for marking purpose)

•   KPI 3 – Financial Performance – Audited revenue of the relevant business segment (weighting 20% for marking purpose)

•   KPI 4 – Financial Performance – Operating cashflow of the relevant business segment (weighting 10% for marking purpose)

•   KPI 5 – Transformation Management of relevant business segment, including but not limited to, business model optimization and empowerment of AI-driven initiatives (weighting 20% for marking purpose)

The overall mark should be no less than 60 out of 100.

Not applicable
	720,000	100% of the RSUs shall be vested on September 30, 2026.

•  KPI 1 – Financial Performance – Non-GAAP income from operations of the relevant business segment (weighting 30% for marking purpose)

•   KPI 2 – Financial Performance – Non-GAAP income from operations of the relevant business segment (other than that of KPI 1) (weighting 20% for marking purpose)

•   KPI 3 – Financial Performance – Audited revenue of the relevant business segment (weighting 20% for marking purpose)

•   KPI 4 – Financial Performance – Operating cashflow of the relevant business segment (weighting 10% for marking purpose)

•   KPI 5 – Other strategic priorities, including but not limited to, operational efficiency improvement, workforce optimization, market channel expansion, and brand partnership establishment (weighting 20% for marking purpose)

Grants of RSUs with performance based vesting conditions according to the terms and conditions of the 2022 Plan.

The overall mark should be no less than 60 out of 100.

LETTER FROM THE BOARD

The number of RSUs proposed to be granted to Mr. Qiu and Mr. Wu was determined with reference to, among others, the Group’s operating performance and business priorities, the strategic need to retain core personnel, and the remuneration package of each of Mr. Qiu and Mr. Wu. In particular, the Board and the Compensation Committee considered the seniority and importance of Mr. Qiu and Mr. Wu to the Group’s long-term development. As the Group aims to accelerate its strategic transformation and strengthen the development of its core business segments, retaining key personnel is critical to supporting the execution of the Group’s business plans and long-term strategy. In determining the size of the grant, the Board and the Compensation Committee have also taken into account the average remuneration level in the industry and the remuneration policies of the Company. In accordance with the remuneration policies of the Company, the remuneration of Directors (comprising directors’ fee, allowance, bonus, retirement benefits and share-based payment) is determined with reference to the skills and knowledge of the Directors, the scope of their responsibilities, the extent of their involvement in the Group’s affairs, the Group’s overall performance, as well as prevailing market conditions. Having considered the roles and contributions of each of Mr. Qiu and Mr. Wu as set out in the section headed “Reasons for the Proposed Grants” in this circular, together with the industry remuneration level for directors and senior management with similar responsibilities and experience in the e-commerce and apparel sectors, the proposed RSU grants, which form part of their overall remuneration packages, are considered to be consistent with prevailing market practice for executives in similar roles and appropriately competitive within the relevant industry range. Such grants are intended to strengthen long-term incentives, optimize Directors’ remuneration structure, and enhance alignment with Shareholders’ interests.

Assuming full vesting of the RSUs proposed to be granted to Mr. Qiu and Mr. Wu, the underlying Shares would represent approximately 1.6% of the total issued share capital of the Company as at the Latest Practicable Date. The Board and the Compensation Committee consider the potential dilution impact to be insignificant, particularly in light of the 5-year vesting schedule and the long-term value expected to be created through the continued contributions of Mr. Qiu and Mr. Wu.

The performance targets for the proposed grant of RSUs to Mr. Qiu and Mr. Wu were determined after taking into account, among others, the overall business strategy of the Group, the relevant business priorities of the segments for which Mr. Qiu and Mr. Wu are responsible, as well as their respective roles, responsibilities and expected future contributions to the Group. The achievement of the relevant performance targets will be assessed by the Compensation Committee prior to each vesting date. Such assessment will be conducted with reference to both quantitative and qualitative indicators, including the financial results of the Group, the operating performance of the relevant business segments, the execution of strategic initiatives, and the long-term value creation to all shareholders.

The vesting schedule, under which the RSUs will vest in three batches over a 5-year period, is intended to recognize the past contributions of Mr. Qiu and Mr. Wu and to provide effective long-term retention and performance incentives that align their individual interests with the long-term interests of the Company and the Shareholders. As the vesting of the RSUs is subject to the continued service and the achievement of the performance targets, the Board and the Compensation Committee believe that a 5-year vesting period strikes an appropriate balance between providing long-term incentives and retaining core personnel.

LETTER FROM THE BOARD

The Board and the Compensation Committee have also considered alternative forms of remuneration for Mr. Qiu and Mr. Wu, including cash bonus and salary increment. As these alternatives would not provide long-term incentives, the granting of RSUs with performance targets and a 5-year vesting period is considered more effective in motivating sustained commitment and driving long-term business performance, which could align the interests of Mr. Qiu and Mr. Wu with the long-term interests of the Shareholders and strengthen the connection between their personal performance and the Company’s long-term development. In addition, the proposed grant of RSUs would allow the Group to preserve its cash resources and maintain financial flexibility for its business operations, strategic initiatives and long-term development. Therefore, compared with the alternative forms of remuneration, it is appropriate to use share-based payment to motivate Mr. Qiu and Mr. Wu without causing immediate cash outflow from the Group.

Having considered the above factors, the Board and the Compensation Committee are of the view that the proposed grants to Mr. Qiu and Mr. Wu, including the number of RSUs, the performance targets and the vesting period, are fair and reasonable and in the interests of the Company and its Shareholders.

The RSUs are subject to the terms and conditions of the 2022 Plan and award agreements applicable to Mr. Qiu or Mr. Wu. Details of the 2022 Plan are set out in “Appendix IV – The 2022 Plan” of the circular of the Company dated October 5, 2022. Pursuant to Rule 17.02(2)(c) of the Listing Rules, none of the Directors (including Mr. Qiu and Mr. Wu) is a trustee of the 2022 Plan or has a direct or indirect interest in the trustee of the 2022 Plan.

Reasons for the Proposed Grants

The proposed grants of RSUs to Mr. Qiu and Mr. Wu are to provide incentive and motivation, as well as to act as recognitions for their significant contributions to the Company over the years. In determining the number of RSUs proposed to be granted to Mr. Qiu and Mr. Wu, the Company has considered the time commitment, duties, responsibilities of Mr. Qiu and Mr. Wu, and the crucial leadership role of Mr. Qiu and Mr. Wu for the future development of the Group.

Background and Contribution of Mr. Qiu

Mr. Qiu is the founder of the Company. Since the founding of our business in 2007, Mr. Qiu has served as chairman of our board of directors and our chief executive officer. Mr. Qiu also has served as a director of several companies in which we have invested. Prior to founding our company, Mr. Qiu participated the founding of Erry Network Technology (Shanghai) Co., Ltd., or Shanghai Erry, in 2000, a company specialized in providing supply chain management solutions and services to consumer brands in China, and served as Shanghai Erry’s chief executive officer from March 2000 to January 2007. From 1993 to 2000, Mr. Qiu worked as a technical and solution architect and held technical management positions in various multinational companies, including NCR (Shanghai) Technology Services Ltd., China Hewlet-Packard Co., Ltd. (HP China) and Sun Microsystems (China) Limited.

LETTER FROM THE BOARD

Mr. Qiu has played a critical role in shaping and executing the Group’s operational strategies. With nearly 20 years of experience in operation and management of the Group, he has been actively involved in its strategic planning, operational management, and overall coordination. Looking ahead, Mr. Qiu is expected to continue to make contributions to the Group by driving operational excellence, enhancing business execution and supporting the implementation of the Group’s strategic initiatives. In particular, leveraging his extensive industry experience and management expertise, Mr. Qiu will focus on the business development of Baozun Brand Management (BBM) and Baozun International (BZI). His continued involvement is expected to support the Group in scaling its brand management platform, improving operating leverage, developing synergies between business segments and promoting the Group’s long-term sustainable growth.

Background and Contribution of Mr. Wu

Mr. Wu is one of the co-founders of the Company and currently serves as our chief strategy officer, and has served as our chief operating officer from the founding of our business in 2007 to December 2017, as our chief growth officer from December 2017 to December 2022, and as our executive director since 2012. Mr. Wu also has served as a director of several companies in which we have invested. From September 2001 to April 2007, Mr. Wu served as director of the professional service department at Shanghai Erry. From April 2000 to September 2001, he worked as senior IT manager in Goodbaby International Group, an international durable juvenile products company headquartered in China.

Mr. Wu has been closely involved in the development and operation of Baozun E-commerce (BEC), which remains a core business segment of the Group. With extensive experience in e-commerce operations and management, Mr. Wu is committed to advancing BEC’s strategic priorities of quality, margin and efficiency. In particular, he will support BEC in reinforcing its customer-centric approach, enhancing service quality for brand partners, and improving operational discipline. Through his continued involvement, Mr. Wu is expected to support the sustainable development of BEC, enhance the Group’s profitability, and strengthen long-term value creation for Shareholders.

The Compensation Committee and the independent Directors have reviewed and considered the proposed grants of RSUs to Mr. Qiu and Mr. Wu, and are of view that, (i) Mr. Qiu, as a Director and the chief executive officer of the Company, and Mr. Wu, as a Director and the chief strategy officer of the Company, have both made significant contributions to the Company in managing the overall operations and improving the performance of the Company; (ii) the vesting arrangement for the RSUs proposed to be granted to each of Mr. Qiu and Mr. Wu is performance-based and serves as the Board’s appreciation and recognition of their contribution towards the growth of the Group; and (iii) the RSUs proposed to be granted to Mr. Qiu and Mr. Wu will provide sufficient incentive to retain Mr. Qiu and Mr. Wu and motivate them to create more value in the Group’s long-term development. Therefore, the Compensation Committee and the independent Directors are of view that the proposed grants of RSUs to Mr. Qiu and Mr. Wu and the vesting arrangement will closely align the purpose of the 2022 Plan and the interests and benefits of the Group, the Board and the management of the Group, and thus is appropriate and reasonable and in the interests of the Company and its Shareholders as a whole.

LETTER FROM THE BOARD

Mr. Qiu and Mr. Wu are both beneficiaries of the weighted voting rights of the Company. Pursuant to the note to Rule 17.04(1) of the Listing Rules, the Nominating and Corporate Governance Committee has reviewed and fully considered the proposed grants of RSUs to Mr. Qiu and Mr. Wu, including but not limited to (i) the importance of retention of qualified and experienced management for the future growth and development of the Company; and (ii) reasons of the proposed grant as stated above, and is of the view that, the grant of RSUs to Mr. Qiu and Mr. Wu are fair and reasonable and in the interest of the Company and its Shareholders as a whole.

Having considered the recommendations of the Compensation Committee and the Nominating and Corporate Governance Committee and the factors stated above, the Board (including the independent Directors) is of the view that the proposed grants of RSUs to each of Mr. Qiu and Mr. Wu (including the vesting period of less than 12 months for certain portion of the grants) is appropriate, fair and reasonable and in the interests of the Company and its Shareholders as a whole and align with the purpose of the 2022 Plan.

Listing Rules Implications

Each of Mr. Qiu and Mr. Wu has abstained from voting on the respective Board resolutions for considering and approving the proposed grant of RSUs to himself. Save for the aforesaid, none of the Directors had a material interest in the Board resolutions approving the proposed grants of RSUs, and such proposed grant has been voted for and approved by the independent Directors in compliance with Rule 17.04(1) of the Listing Rules.

As each of the proposed grants of RSUs to Mr. Qiu and Mr. Wu exceeds over 0.1% of the total issued shares of the Company (excluding treasury shares) on the Grant Date, the proposed grants of RSUs to Directors are subject to the approval of the Shareholders in general meeting where Mr. Qiu/or Mr. Wu (as the case may be) and his associates (as defined in the Listing Rules) and all core connected persons (as defined in the Listing Rules) of the Company shall abstain from voting in favour for such proposed grants pursuant to the terms and conditions of the 2022 Plan and Rule 17.04 of the Listing Rules.

As of the Latest Practicable Date, to the best knowledge of the Directors after making reasonable enquiry, (1) Mr. Qiu, his associate and all core connected persons of the Company held 34,288,593 Class A ordinary shares and 13,300,738 Class B ordinary shares in aggregate, representing approximately 27.29% of the total issued Shares and approximately 56.89% of the voting rights of the Company; and (2) Mr. Wu, his associate and all core connected persons of the Company held 34,288,593 Class A ordinary shares and 13,300,738 Class B ordinary shares in aggregate, representing approximately 27.29% of the total issued Shares and approximately 56.89% of the voting rights of the Company.

LETTER FROM THE BOARD

To the best knowledge, belief and information of the Directors, having made all reasonable enquiries, save for Mr. Qiu or Mr. Wu (as the case may be), his associate and all core connected persons of the Company, which are required to abstain from voting on the resolutions in relation to the proposed grant of RSUs to Mr. Qiu or Mr. Wu, respectively, no other Shareholder has a material interest in the relevant resolutions which would be required to abstain from voting at the Annual General Meeting. As of the Latest Practicable Date, none of the Shareholders who are required to abstain from voting in favor of the resolution approving the proposed grants of RSUs to Mr. Qiu or Mr. Wu have given the Company notice of their intention to vote against the resolution at the Annual General Meeting.

For the avoidance of doubt, the proposed grants to Mr. Qiu and Mr. Wu are made under the existing Scheme Mandate Limit. Following the proposed grants to Mr. Qiu and Mr. Wu, the remaining number of Shares available for future grants under the existing Scheme Mandate Limit is 150,002. In addition, the proposed grants to Mr. Qiu and Mr. Wu, and the proposed refreshment of the Scheme Mandate Limit and Service Provider Sublimit is not inter-conditional with each other.

PROPOSED REFRESHMENT OF SCHEME MANDATE LIMIT AND SERVICE PROVIDER SUBLIMIT

Existing Scheme Mandate Limit and Service Provider Sublimit

The 2022 Plan was approved and adopted by the Shareholder at the extraordinary general meeting convened on October 21, 2022. Pursuant to the existing Scheme Mandate Limit, the maximum number of Shares which may be issued pursuant to all Awards under the 2022 Plan initially as of the date of approval of the 2022 Plan shall be equal to 17,488,424 Class A ordinary shares, representing 10% of the total number of outstanding Shares as of the date of approval of the 2022 Plan by the Shareholders (the “Scheme Mandate Limit”). Within the Scheme Mandate Limit, the maximum number of Shares that may be issued in respect of all Awards granted to Service Providers under the 2022 Plan initially as of the date of approval of the 2022 Plan shall be 524,652 Class A ordinary shares, representing 3% of the total number of outstanding Shares as of the date of approval of the 2022 Plan by the Shareholders (the “Service Provider Sublimit”).

As at the Latest Practicable Date, a total of 17,338,422 Awards (after taking into account of the proposed grants to Mr. Qiu and Mr. Wu to be approved by Shareholders at the Annual General Meeting) have been granted and proposed to be granted under the existing Scheme Mandate Limit and no Awards have been granted under the existing Service Provider Sublimit. Accordingly, the Shares available for future grant under the existing Scheme Mandate Limit and the Service Provider Sublimit are both 150,002 Class A ordinary shares, which accounts for 0.86% of the existing Scheme Mandate Limit and 0.09% of the total number of outstanding Shares as at the Latest Practicable Date.

LETTER FROM THE BOARD

Proposed Refreshment of Scheme Mandate Limit and Service Provider Sublimit

At the Annual General Meeting, ordinary resolutions will be proposed to the Shareholders to approve, among other things, (i) the refreshment of Scheme Mandate Limit so as to allow the Company to grant further Awards under the 2022 Plan of up to 10% of the total number of outstanding Shares (excluding any treasury Shares) as at the date of passing the resolution; and (ii) the refreshment of the Service Provider Sublimit so as to allow the Company to grant further Awards under the 2022 Plan of up to 3% of the total number of outstanding Shares (excluding any treasury Shares) as at the date of passing the resolution. Assuming that there is no change in the issued share capital of the Company from the Latest Practicable Date up to the date of the Annual General Meeting, the maximum number of Shares which may be granted under the 2022 Plan will be 17,438,516 Class A ordinary shares, within which 5,231,555 Class A ordinary shares may be granted to Service Providers.

The Service Provider Sublimit is determined based on the Company’s history of grants by the Company to the Service Provider, the estimated number of potential Service Providers that the Company intends to incentivize in the future, the estimated number of Shares that the Company intends to grant to the Service Providers, and the Company’s future business and development plan. The Board considers that the Service Provider Sublimit (namely, 3% of the total number of outstanding Shares) is appropriate and reasonable since (a) the percentage of the number of Shares granted to the Service Providers is not more than 2% from 2019 to 2021 under the 2014 Plan and 2015 Plan, (b) the grant of Awards to the Service Providers under the 2022 Plan will be decided on a case-by-case basis based on his/her contributions to the development and growth of the Company from time to time, and (c) the Company estimates that the percentage of the number of potential Service Providers that the Company intends to incentivize in the future and the percentage of the number of Shares that the Company intends to grant to the Service Providers will both be less than 3%.

In order to bring in external perspectives and the necessary professional expertise, promote the Group’s business and achieve specific business objectives, the Group requires contribution from a broad range of talented individuals who provide advisory services, consultancy services, sales and marketing services, technology services, administrative services in connection with the Company’s e-commerce, logistics, technology and digital marketing businesses. The Company intends to grant Awards to Service Providers only on a case-by-case basis, having regard to the nature and significance of the services provided, the duration and stability of the business relationship, the actual or expected contribution of the relevant service provider to the development and growth of the Group, and whether such grant would align the interests of the service provider with those of the Company and the Shareholders as a whole. Through the grant of the Awards, such Service Providers will have a common goal in the growth and development of the Group’s business, and they could participate in the future prospect of the Group and share the additional reward through their sustainable contribution.

Accordingly, despite the Company has not granted any Awards to Service Provider since the adoption of 2022 Plan and has no present intention to make any grant to Service Provider, which reflects the Company’s prudent and selective approach in making Awards to Service Providers, the Board considers it important to retain the current Service Provider Sublimit (namely, 3% of the total number of outstanding Shares) to allow the future granting of Awards to Service Provider where appropriate. Such flexibility would enable the Group to maintain long-term and sustainable business relationships with these parties and to align their interest with the Group under the incentive, which is in line with the Company’s business need and necessary from a commercial perspective. Therefore, the proposed Service Provider Sublimit of 3% is fair and reasonable and in the interests of the Company and its Shareholders as a whole.

LETTER FROM THE BOARD

Reasons for the proposed Refreshment of Scheme Mandate Limit and Service Provider Sublimit

In view of (i) the utilisation of the Scheme Mandate Limit following the grants made by the Company on March 30, 2026; and (ii) the need for future grant of Awards as incentives to recognise the efforts and contributions made by the selected participants, including service providers who provide services to the Company or its subsidiaries on a continuing or recurring basis in its ordinary and usual course of business which are in the interest of the long term growth of the Group, the Board considers that it is in the interests of the Company and the Shareholders as a whole to refresh the Scheme Mandate Limit and Service Provider Sublimit so as to provide the Company with greater flexibility in granting Awards to eligible participants of the Company to attract and retain the personnel of the Group, provide additional incentives or rewards to the eligible participants for their contribution or potential contribution to the Group and promote the overall success of the business of the Group.

As at the Latest Practicable Date, the Company has no concrete plan or intention to grant any Award under the 2022 Plan immediately after obtaining the Shareholders’ approval for the proposed refreshment of the Scheme Mandate Limit and Service Provider Sublimit.

Conditions of the proposed Refreshment of Scheme Mandate Limit and Service Provider Sublimit

The proposed refreshment of the Scheme Mandate Limit is conditional upon: (a) the Shareholders passing the relevant resolutions at the Annual General Meeting to approve the proposed refreshment of the Scheme Mandate Limit and Service Provider Sublimit; and (b) the Listing Committee of the Stock Exchange granting the approval of the listing of, and permission to deal in, the Shares to be issued pursuant to the refreshed Scheme Mandate Limit not exceeding 10% of the total number of outstanding Shares (excluding any treasury Shares) as at the date of approval of the proposed refreshment of the Scheme Mandate Limit.

An application will be made to the Listing Committee of the Stock Exchange for the listing of, and the permission to deal in, the Shares to be issued pursuant to the Awards to be granted under the 2022 Plan under the refreshed Scheme Mandate Limit.

For the avoidance of doubt, the refreshment of the Scheme Mandate Limit is not conditional on the Shareholders’ approval of the Service Provider Sublimit. In the event that the resolution approving the Service Provider Sublimit has been voted down, the Company will not make any grant to the service provider participants unless and until a revised Service Provider Sublimit has been approved by the Shareholders separately.

LETTER FROM THE BOARD

Listing Rules Implications

Pursuant to Rule 17.03C(1)(b) of the Listing Rules, any refreshment of the existing Scheme Mandate Limit within any three year period from the date of adoption of the scheme is subject to the Independent Shareholders’ approval by way of an ordinary resolution. Any controlling shareholders and their associates or, where there are no controlling shareholders, directors (excluding independent non-executive directors) and the chief executive of the issuer and their respective associates shall abstain from voting in favour of the respective resolution to approve the proposed refreshment of Scheme Mandate Limit.

Pursuant to Rule 17.03C(2) of the Listing Rules, the total number of shares which may be issued in respect of all options and awards to be granted under all of the schemes of the listed issuer under the scheme mandate as refreshed must not exceed 10% of the relevant class of shares in issue (excluding treasury shares) as at the date of approval of the refreshed scheme mandate. Pursuant to Rule 17.10 of the Listing Rules, the scheme mandate limit of a listed issuer with a WVR structure is to be calculated with reference to the total number of issued shares of the issuer (including ordinary shares and shares that carry weighted voting rights but excluding treasury shares).

As there has not been any refreshment of the Scheme Mandate Limit and Service Provider Sublimit since the adoption of the 2022 Plan in October 2022 and the Company has no other share award scheme or share option scheme which are currently in force apart from the 2022 Plan, to the best knowledge, belief and information of the Directors, having made all reasonable enquiries, no Shareholder has a material interest in the resolutions in relation to the proposed refreshment of the Scheme Mandate Limit and the Service Provider Sublimit which would be required to abstain from voting at the Annual General Meeting.

GENERAL

1.	Annual General Meeting

The Annual General Meeting will be held at 9/F, The Rays, 71 Hung To Road, Kwun Tong, Kowloon, Hong Kong on June 16, 2026 at 3:00 p.m. Notice of the Annual General Meeting is set out on pages 32 to 37 of this circular.

A proxy form for use at the Annual General Meeting is enclosed. You can review and download this circular and the proxy form at the “Investor Relations – Shareholder Meeting” section of the Company’s website at http://ir.baozun.com, the website of the U.S. Securities and Exchange Commission at www.sec.gov and the website of the Stock Exchange at www.hkexnews.hk. Whether or not you are able to attend the Annual General Meeting in person, you are requested to complete the proxy form in accordance with the instructions printed thereon and return it to the Company’s Hong Kong share registrar, Computershare Hong Kong Investor Services Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, as soon as possible and in any event not less than 48 hours before the time for holding the Annual General Meeting or any adjournment thereof (as the case may be). Completion and delivery of the proxy form will not preclude you from attending and voting in person at the Annual General Meeting or at any adjournment thereof if you so wish.

LETTER FROM THE BOARD

2.	Record date, share ownership and quorum

Only holders of the Shares of record as of the close of business on the Ordinary Shares Record Date, being May 15, 2026, Hong Kong Time are entitled to attend and vote at the Annual General Meeting. The register of members of the Company was closed from May 12, 2026 to May 15, 2026 (both days inclusive), in order to determine the eligibility of the Shareholders to attend and vote at the Annual General Meeting.

Holders of ADSs issued by JPMorgan Chase Bank, N.A., as depositary of the ADSs, each representing three Class A ordinary shares do not have direct right to attend or vote at the Annual General Meeting under the Company’s currently effective Memorandum and Articles of Association. Holders of ADSs as of the close of business on the ADS Record Date, being May 15, 2026, New York Time will be able to instruct JPMorgan Chase Bank, N.A., the holder of record of Class A ordinary shares represented by ADSs, as to how to vote the Class A ordinary shares represented by such ADSs. JPMorgan Chase Bank, N.A., as depositary of the ADSs, will endeavor, to the extent practicable and legally permissible, to vote or cause to be voted at the Annual General Meeting the Class A ordinary shares it holds in respect of the ADSs in accordance with the instructions which it has properly received from ADS holders.

One or more Shareholders holding Shares which represent, in aggregate, not less than one-tenth (1/10) of the votes attaching to all issued and outstanding Shares and entitled to vote, present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative, shall be a quorum for all purposes.

3.	Voting and solicitation

Each Class A ordinary share issued and outstanding as of the close of business on the Ordinary Shares Record Date is entitled to one vote at the Annual General Meeting. Each Class B ordinary share issued and outstanding as of the close of business on the Ordinary Shares Record Date is entitled to ten votes at the Annual General Meeting. A resolution put to the vote at the Annual General Meeting will be decided on by a show of hands unless (before or on the declaration of the result of the show of hands) a poll is demanded by (i) the chairman of the Annual General Meeting, or (ii) any Shareholder present in person or by proxy (or in the case of a Shareholder being a corporation or other non-natural person, by its duly authorized representative) with a right to attend and vote at the meeting. A Shareholder who has a material interest in a transaction or arrangement to be approved by a particular resolution relating to such transaction or arrangement will be required to abstain from voting on such resolution. For the avoidance of doubt, holders of treasury shares of the Company (if any) shall abstain from voting on matters that require Shareholders’ approval at the Company’s general meetings. The results of the poll will be published on the Company’s website (www.baozun.com) and the website of the Stock Exchange (www.hkexnews.hk) pursuant to Rule 13.39(5) of the Listing Rules.

LETTER FROM THE BOARD

4.	Voting by holders of Shares

When proxy forms are properly dated, executed and returned by holders of Shares to the mailing address set forth in the proxy form by no later than 3:00 p.m. on June 14, 2026, Hong Kong Time (the deadline for the return of such proxy forms), the Shares represented by all properly executed proxies returned to the Company will be voted at the Annual General Meeting as indicated or, if no instruction is given, the holder of the proxy will vote the Shares in his discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on the proxy form. Where the chairman of the Annual General Meeting acts as proxy and is entitled to exercise his discretion, he is likely to vote the Shares for the resolutions. As to any other business that may properly come before the Annual General Meeting, all properly executed proxies will be voted by the persons named therein in accordance with their discretion. Where any holder of Shares abstains from voting on any particular resolution, the votes attaching to such Shares will not be included or counted in the determination of the number of Shares present and voting for the purposes of determining whether such resolution has been passed (but they will be counted for the purposes of determining the quorum, as described above).

5.	Voting by holders of ADSs

As the holder of record for all the Class A ordinary shares represented by the ADSs, only JPMorgan Chase Bank, N.A., in its capacity as depositary of the ADSs, may attend and vote those Class A ordinary shares at the Annual General Meeting.

We have requested JPMorgan Chase Bank, N.A., as depositary of the ADSs, to distribute to all owners of record of ADSs as of the ADS Record Date, the notice of the Annual General Meeting, the proxy statement and an ADS Voting Card. Upon the timely receipt from any holders of record of ADSs of voting instructions in the manner specified, JPMorgan Chase Bank, N.A. will endeavor, to the extent practicable and legally permissible, to vote or cause to be voted the number of Class A ordinary shares represented by the ADSs in accordance with such voting instructions. Under the terms of the deposit agreement for the ADSs, JPMorgan Chase Bank, N.A. will not vote or attempt to exercise the right to vote other than in accordance with such voting instructions.

There is no guarantee that a holder of ADSs will receive the materials described above with sufficient time to enable such holder to return voting instructions to JPMorgan Chase Bank, N.A. in a timely manner, in which case the Class A ordinary shares underlying your ADSs may not be voted in accordance with your wishes.

JPMorgan Chase Bank, N.A. must receive your ADS Voting Card by no later than 9 a.m, on June 8, 2026, New York Time to enable the votes attaching to the Shares represented by your ADSs to be cast at the Annual General Meeting.

6.	Revocability of proxies and ADS Voting Cards

Any proxy given by a holder of Shares by means of a proxy form, and any voting instructions given by an ADS holder by means of an ADS Voting Card, pursuant to this solicitation may be revoked: (a) for holders of Shares or ADSs, by submitting a written notice of revocation or a fresh proxy form or fresh ADS Voting Card, as the case may be, bearing a later date, which must be received by the deadlines for returning the proxy forms or ADS Voting Cards set forth above, or (b) for holders of Shares only, by attending the Annual General Meeting and voting in person at the Annual General Meeting.

LETTER FROM THE BOARD

TYPHOON AND RAINSTORM ARRANGEMENTS

In case Typhoon Signal No. 8 or above is hoisted, or a Black Rainstorm Warning Signal or “extreme conditions caused by a super typhoon” announced by the Government of Hong Kong is/are in force in Hong Kong, at or at any time after 12:00 noon on the date of the meeting, the meeting will be adjourned. The Company will post an announcement on the Company’s website (www.baozun.com) and the website of the Stock Exchange (www.hkexnews.hk) to notify Shareholders of the date, time and place of the adjourned meeting.

The meeting will be held as scheduled when an Amber or Red Rainstorm Warning Signal is in force in Hong Kong. Shareholders should decide on their own whether they would attend the meeting under bad weather conditions bearing in mind their own situation.

RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

RECOMMENDATIONS

The Board considers that (i) the grant of the Issue and Resale Mandate and the Share Buy-back Mandate; (ii) the extension of the Issue and Resale Mandate to include Shares bought back pursuant to the Share Buy-back Mandate; (iii) the re-election of Directors; (iv) the proposed grants of RSUs to Directors; and (v) the proposed refreshment of the Scheme Mandate Limit and the Service Provider Sublimit, are in the best interests of the Company and the Shareholders as a whole and recommends the Shareholders to vote in favour of the proposed resolutions.

By order of the Board Baozun Inc. Mr. Vincent Wenbin Qiu Chairman

APPENDIX I	EXPLANATORY STATEMENT FOR THE SHARE BUY-BACK MANDATE

This explanatory statement provides information required under the Listing Rules to be given to Shareholders in connection with the proposed Share Buy-back Mandate to be granted to the Directors. The Directors confirm that neither this explanatory statement nor the proposed share buy-backs pursuant to the Share Buy-back Mandate has any unusual features.

1.	SHARE CAPITAL

As of the Latest Practicable Date, the Company had 187,585,241 Shares in issue (with 13,200,075 Class A ordinary shares represented by 4,400,025 ADSs held by the Company as treasury shares). Subject to the passing of the ordinary resolution for the approval of the Share Buy-back Mandate, for illustrative purposes only and assuming no further Shares are issued or bought back between the Latest Practicable Date and the date of the Annual General Meeting, the Company would be allowed under the Share Buy-back Mandate to buy back a maximum of 17,438,516 Class A ordinary shares (or 5,812,838 ADSs), representing 10% of the Company’s total issued share capital (excluding the above-mentioned and treasury shares) as of the Latest Practicable Date.

2.	REASONS FOR SHARE BUY-BACK

The Directors believe that it is in the best interests of the Company and Shareholders to have a general authority from Shareholders to enable the Company to purchase Class A ordinary shares and/or ADSs in the market. When exercising the Share Buy-back Mandate, the Directors may, subject to market conditions and the Company’s capital management needs at the relevant time of the buy-backs, resolve to cancel the Class A ordinary shares and/or ADSs bought back following settlement of any such buy-back or hold them as treasury shares. Class A ordinary shares and/or ADSs bought back for cancelling may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net asset value per Class A ordinary share and/or ADS and/or its earnings per Class A ordinary share and/or ADS. On the other hand, Class A ordinary shares and/or ADSs bought back and held by the Company as treasury shares may be resold on the market at market prices to raise funds for the Company, or transferred or used for other purposes, subject to compliance with the Listing Rules, the Memorandum and Articles of Association, and the laws of the Cayman Islands.

The Directors have no present intention to cause the Company to buy back any Class A ordinary shares and/or ADSs and they would exercise the power to buy back only in circumstances where they consider that the buy-back would be in the best interests of the Company and Shareholders.

APPENDIX I	EXPLANATORY STATEMENT FOR THE SHARE BUY-BACK MANDATE

3.	FUNDING OF SHARE BUY-BACK

In making the buy-backs, the Company may only apply funds legally available for such purposes in accordance with the Memorandum and Articles of Association, the Listing Rules, and applicable laws and regulations in the Cayman Islands, Hong Kong and elsewhere (as the case may be).

4.	IMPACT OF SHARE BUY-BACK

The Directors consider that the exercise of the Share Buy-back Mandate in full will not have a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in its latest published audited accounts as of December 31, 2025).

The Directors do not intend to exercise the Share Buy-back Mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital or the gearing position which in the opinion of the Directors is from time to time appropriate for the Company.

For any treasury shares of the Company deposited with CCASS pending resale on the Hong Kong Stock Exchange, the Company shall, upon approval by the Board implement the below interim measures which include (without limitation): (i) procuring its broker not to give any instructions to HKSCC to vote at general meetings for the treasury shares deposited with CCASS; (ii) in the case of dividends or distributions (if any and where applicable), withdrawing the treasury shares from CCASS, and either re-register them in its own name as treasury shares or cancel them, in each case before the relevant record date for the dividend or distributions; or (iii) taking any other measures to ensure that it will not exercise any shareholders’ rights or receive any entitlements which would otherwise be suspended under the applicable laws if those Shares were registered in its own name as treasury shares.

APPENDIX I	EXPLANATORY STATEMENT FOR THE SHARE BUY-BACK MANDATE

5.	SHARE PRICES

The highest and lowest prices at which the Shares have traded on the Stock Exchange during each of the previous 12 months preceding the Latest Practicable Date were as follows:

	Share Prices (per Share)
2025	Highest	Lowest
	HK$	HK$
May	9.80	6.80
June	8.00	6.57
July	8.22	6.85
August	8.46	7.14
September	12.96	8.33
October	11.25	8.41
November	8.69	7.04
December	8.05	6.76

2026
January	8.20	6.80
February	7.50	6.63
March	6.78	5.62
April	8.20	6.07
May (up to the Latest Practicable Date)	7.41	7.01

6.	GENERAL

The Directors will, so far as the same may be applicable, exercise the power of the Company to make buy-backs pursuant to the Share Buy-back Mandate and in accordance with the Listing Rules and the laws of the Cayman Islands.

None of the Directors nor, to the best of their knowledge having made all reasonable enquiries, any of their close associates have any present intention to sell their Shares to the Company in the event that the Share Buy-back Mandate is approved by the Shareholders.

No core connected persons of the Company have notified the Company that he/she/it has a present intention to sell his/her/its Shares to the Company nor has undertaken not to do so, in the event that the Share Buy-back Mandate is granted by the Shareholders.

APPENDIX I	EXPLANATORY STATEMENT FOR THE SHARE BUY-BACK MANDATE

7.	THE TAKEOVERS CODE

If, on the exercise of the power to buy back Class A ordinary shares and/or ADSs pursuant to the Share Buy-back Mandate, a Shareholder’s proportionate interest in the Company’s voting right increases, this increase will be treated as an acquisition of voting rights for the purposes of the Takeovers Code. Accordingly, a Shareholder, or a group of Shareholders acting in concert (as defined in the Takeovers Code) could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.

As of the Latest Practicable Date, to the best knowledge and belief of the Directors, Mr. Vincent Wenbin Qiu, through a company wholly-owned by him, owned 10 Class A ordinary shares and 9,410,369 Class B ordinary shares, and beneficially owned 4,371,616 Class A ordinary shares (excluding 405,000 Class A ordinary shares underlying unvested restricted share units), representing approximately 33.48% voting rights in the Company with respect to Shareholders’ resolutions. As such, in the event that the Directors exercise the Share Buy-back Mandate in full, it may give rise to an obligation of Mr. Vincent Wenbin Qiu to make a mandatory offer under the Takeovers Code. Nevertheless, the Directors have no present intention to exercise the Share Buy-back Mandate to such extent as would result in any Shareholders being required to make a mandatory offer under the Takeovers Code.

The Listing Rules prohibit a company from conducting a share buy-back on the Stock Exchange if the result of the share buy-back would be that less than 25% (or such other prescribed minimum percentage as determined by the Stock Exchange) of the issued share capital (excluding treasury shares) would be in public hands. The Directors do not propose to buy back Shares which would result in less than the prescribed minimum percentage of Shares in public hands.

8.	SHARE BUY-BACK MADE BY THE COMPANY

During the six months prior to the Latest Practicable Date, the Company had not bought back any Shares or ADSs (whether on the Stock Exchange, Nasdaq Global Select Market or otherwise).

APPENDIX II	DETAILS OF DIRECTORS PROPOSED TO BE RE-ELECTED

The biographical details of the Directors proposed to be re-elected at the Annual General Meeting are set out as follows:

Mr. Yiu Pong Chan, aged 53, has served as our independent director since May 2015. Mr. Chan served as an executive director from September 2012 to March 2014 and as a managing director from April 2014 to June 2018, at L Catterton Asia, formerly named as L Capital Asia, a private equity fund based in Singapore which is backed by LVMH Moët Hennessy Louis Vuitton S.A, a multinational luxury products company. Mr. Chan was also a non-executive director at Dr. Wu Skincare Co., Ltd, a Taiwan-based company that provides non-surgical skincare products and solutions, from April 2014 to June 2018, and a board observer at YG Entertainment Inc., a music and entertainment company in South Korea from March 2015 to March 2018. Mr. Chan was a vice president and a director at Crescent Point Group from August 2006 to September 2007, and from October 2007 to June 2011, respectively. From June 2002 to June 2006, Mr. Chan was a director of Lone Star Asia-Pacific LTD., Taiwan Branch. Mr. Chan worked with McKinsey & Co. Inc. Hong Kong from February 1999 to June 2002. Mr. Chan holds a master’s degree of commerce in accounting and finance with first-class honor in April 1999 and a bachelor’s degree of commerce in May 1996 from the University of Auckland.

Mr. Chan has entered into a director agreement with the Company for a term of three years, renewable upon expiry of the term, which may be terminated by prior notice in writing served by either party on the other. Mr. Chan shall be subject to retirement by rotation at least once every three years. Mr. Chan is entitled to directors’ fee in the amount of US$60,000 per annum from the Company and may also be entitled to options and/or awards under the share schemes adopted by the Company from time to time, subject to the relevant requirements under the Listing Rules.

As of the Latest Practicable Date, Mr. Chan was interested in 16,809 Class A ordinary shares, representing approximately 0.01% of the issued Shares as of the Latest Practicable Date.

Save as disclosed above, as of the Latest Practicable Date, Mr. Chan (i) did not hold other positions in the Company; (ii) had not held other directorships in any public companies the securities of which are listed on any securities market in Hong Kong or overseas in the last three years; (iii) did not have any relationships with any Directors, senior management or substantial or controlling shareholders (as defined in the Listing Rules) of the Company; and (iv) did not have any interests in the Shares within the meaning of Part XV of the SFO.

Save as disclosed above, as of the Latest Practicable Date, there was no other information relating to Mr. Chan that is required to be disclosed pursuant to Rules 13.51(2)(h) to (v) of the Listing Rules or any other matters concerning Mr. Chan that need to be brought to the attention of the Shareholders.

APPENDIX II	DETAILS OF DIRECTORS PROPOSED TO BE RE-ELECTED

Mr. Steve Hsien-Chieng Hsia, aged 62, has served as our independent director since May 2016. Mr. Hsia has been the chief executive officer of Playnovate, Inc., an online STEAM education service provider in the U.S., since April 2020. Mr. Hsia has served as a director of Wearnes-Starchase Limited, a Singapore-based automobile dealership group, since November 2018. From 2011 to 2013, Mr. Hsia served as the Asia-Pacific chief operating officer of Wunderman Worldwide, LLC, a digital marketing agency under WPP, LLC, an advertising and media holding company. Mr. Hsia co-founded and served as chief executive officer of AGENDA Corporation, a digital marketing agency in Asia from February 1996 to 2013. Prior to AGENDA Corporation (formerly known as DeliriumCyberTouch Corporation and CyberTouch, respectively), Mr. Hsia co-founded NextWare, an enterprise software company in Malaysia and served as the managing director from 1991 to February 1996. Mr. Hsia received his bachelor’s degree in computer science from the University of California, Berkeley in May 1987.

Mr. Hsia has entered into a director agreement with the Company for a term of three years, renewable upon expiry of the term, which may be terminated by prior notice in writing served by either party on the other. Mr. Hsia shall be subject to retirement by rotation at least once every three years. Mr. Hsia is entitled to directors’ fee in the amount of US$60,000 per annum from the Company and may also be entitled to options and/or awards under the share schemes adopted by the Company from time to time, subject to the relevant requirements under the Listing Rules.

As of the Latest Practicable Date, Mr. Hsia was interested in 99,756 Class A ordinary shares, representing approximately 0.06% of the issued Shares as of the Latest Practicable Date.

Save as disclosed above, as of the Latest Practicable Date, Mr. Hsia (i) did not hold other positions in the Company; (ii) had not held other directorships in any public companies the securities of which are listed on any securities market in Hong Kong or overseas in the last three years; (iii) did not have any relationships with any Directors, senior management or substantial or controlling shareholders (as defined in the Listing Rules) of the Company; and (iv) did not have any interests in the Shares within the meaning of Part XV of the SFO.

Save as disclosed above, as of the Latest Practicable Date, there was no other information relating to Mr. Hsia that is required to be disclosed pursuant to Rules 13.51(2)(h) to (v) of the Listing Rules or any other matters concerning Mr. Hsia that need to be brought to the attention of the Shareholders.

APPENDIX II	DETAILS OF DIRECTORS PROPOSED TO BE RE-ELECTED

Mr. Benjamin Changqing Ye (葉長青), aged 55, has served as our independent director since May 2016. Mr. Ye has also served as an independent director of East Nova Holdings Limited, a company listed on the Hong Kong Stock Exchange, since June 2025, an independent director of Hygeia Healthcare Holdings Co., Limited, an oncology healthcare company listed on the Hong Kong Stock Exchange, since September 2019; an independent director of Ascentage Pharma Group International, a biotech company listed on the Hong Kong Stock Exchange, since June 2019; an independent director of Jinxin Fertility Group Limited, a specialized fertility service provider listed on the Hong Kong Stock Exchange, since June 2019; an independent director of Niu Technologies Inc., a provider of smart urban mobility solutions listed on The Nasdaq Stock Market, since October 2018. Mr. Ye was also an independent director of Luzhou Bank, a commercial bank listed on the Hong Kong Stock Exchange from December 2018 to September 2022; VNET Group Inc., a company listed on the Nasdaq Stock Market, from August 2022 to October 2024; and NWTN Inc., a company listed on the Nasdaq Stock Market, from November 2022 to December 2024. In addition, Mr. Ye has served as a non-executive director of Panjing Harbourview Investment Fund L.L.P. since September 2019. From February 2011 to December 2015, Mr. Ye was a managing director, the chief financial officer and a member of the investment committee of CITIC Private Equity Funds Management Co., Ltd. From April 1993 to January 2011, Mr. Ye worked for PricewaterhouseCoopers, where he mainly focused on M&A advisory work, and successively served as a partner in advisory department, the head of Advisory Services of Shanghai office and the head of Transaction Services of Shanghai office of PricewaterhouseCoopers in China. Mr. Ye received his bachelor’s degree in journalism from Huazhong University of Science and Technology in July 1992 in Wuhan, the PRC and an MBA degree from University of Warwick in November 1999 in the United Kingdom. Mr. Ye is a qualified accountant of the Chinese Institute of Certified Public Accountants.

Mr. Ye has entered into a director agreement with the Company for a term of three years, renewable upon expiry of the term, which may be terminated by prior notice in writing served by either party on the other. Mr. Ye shall be subject to retirement by rotation at least once every three years. Mr. Ye is entitled to directors’ fee in the amount of US$60,000 per annum from the Company and may also be entitled to options and/or awards under the share schemes adopted by the Company from time to time, subject to the relevant requirements under the Listing Rules.

As of the Latest Practicable Date, Mr. Ye was interested in 51,809 Class A ordinary shares, representing approximately 0.03% of the issued Shares as of the Latest Practicable Date.

Save as disclosed above, as of the Latest Practicable Date, Mr. Ye (i) did not hold other positions in the Company; (ii) had not held other directorships in any public companies the securities of which are listed on any securities market in Hong Kong or overseas in the last three years; (iii) did not have any relationships with any Directors, senior management or substantial or controlling shareholders (as defined in the Listing Rules) of the Company; and (iv) did not have any interests in the Shares within the meaning of Part XV of the SFO.

Save as disclosed above, as of the Latest Practicable Date, there was no other information relating to Mr. Ye that is required to be disclosed pursuant to Rules 13.51(2)(h) to (v) of the Listing Rules or any other matters concerning Mr. Ye that need to be brought to the attention of the Shareholders.

NOTICE OF ANNUAL GENERAL MEETING

Baozun Inc.

寶 尊 電 商 有 限 公 司 *

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 9991)

NOTICE IS HEREBY GIVEN THAT the annual general meeting (the “Annual General Meeting”) of Baozun Inc. (the “Company”) will be convened and held at 9/F, The Rays, 71 Hung To Road, Kwun Tong, Kowloon, Hong Kong on June 16, 2026 at 3:00 p.m., for the following purposes:

ORDINARY RESOLUTIONS

1.	To receive, consider and adopt the audited consolidated financial statements for the year ended December 31, 2025 together with the report of the directors of the Company (the “Directors”) and the independent auditor’s report.

2.	(a)	To re-elect the following retiring Directors:–

(i)	Mr. Yiu Pong Chan as an independent Director.

(ii)	Mr. Steve Hsien-Chieng Hsia as an independent Director.

(iii)	Mr. Benjamin Changqing Ye as an independent Director.

(b)	To authorize the board of Directors (the “Board”) to fix the Directors’ fees.

3.	To re-appoint KPMG as auditor of the Company and authorize the Board to fix its remuneration.

4.	“THAT:

(a)	subject to paragraph (c) of this resolution, the exercise by the Directors during the Relevant Period (as hereinafter defined in this resolution) of all the powers of the Company to allot, issue and deal with additional shares in the share capital of the Company and/or to resell treasury shares of the Company (if permitted under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) as amended from time to time), and to make, issue or grant offers, agreements or options (including but not limited to warrants, bonds and debentures convertible into Class A ordinary shares or American depositary shares (“ADSs”)) which might require the exercise of such power be and is hereby generally and unconditionally approved;

* for identification purposes only

NOTICE OF ANNUAL GENERAL MEETING

(b)	the approval in paragraph (a) of this resolution shall be in addition to any other authorization given to the Directors during the Relevant Period (as hereinafter defined) and shall authorize the Directors to make or grant offers, agreements and options (including warrants, bonds and debentures convertible into Class A ordinary shares or ADSs) which would or might require the shares in the capital of the Company to be issued or allotted either during or after the end of the Relevant Period (as hereinafter defined);

(c)	the total number of Class A ordinary shares or ADSs allotted or agreed conditionally or unconditionally to be allotted or issued (whether pursuant to an option or otherwise) together with the treasury shares of the Company resold by the Directors pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined); or (ii) an issue of Class A ordinary shares or ADSs upon the vesting of RSUs or exercise of options which may be granted under any share incentive plan or similar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries or any other person of shares or rights to acquire Class A ordinary shares or ADSs; or (iii) any scrip dividend schemes or similar arrangements providing for the allotment and issue of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the articles of association of the Company, shall not exceed 20% of the total number of shares of the Company in issue (excluding treasury shares) as of the date of the passing of this resolution and the said approval shall be limited accordingly; and

(d)	for the purposes of this resolution:

“Relevant Period” means the period from the date of the passing of this resolution until whichever occurs first:

(i)	the conclusion of the first annual general meeting of the Company following the passing of this ordinary resolution at which time it shall lapse unless, by ordinary resolution passed at that meeting, the mandate is renewed, either unconditionally or subject to conditions;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company, or any applicable laws of the Cayman Islands to be held; or

(iii)	the authority set out in this resolution is revoked or varied by an ordinary resolution of the Shareholders in general meeting.

“Rights Issue” means an offer of shares of the Company or issue of option, warrants or other securities of the Company giving the right to subscribe for shares of the Company, open for a period fixed by the Directors to holders of shares whose names appear on the register of members of the Company (and, where appropriate, to holders of other securities of the Company entitled to the offer) on a fixed record date in proportion to their then holdings of such shares (or, where appropriate, such other securities) (subject in all cases to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognized regulatory body or any stock exchange in, any territory applicable to the Company).”

NOTICE OF ANNUAL GENERAL MEETING

5.	“THAT:

(a)	subject to paragraph (c) of this resolution, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all powers of the Company to buy back its own Class A ordinary shares or ADSs, subject to and in accordance with all applicable laws and/or the requirements of the Listing Rules as amended from time to time, be and is hereby generally and unconditionally approved;

(b)	the approval in paragraph (a) shall be in addition to any other authorization given to the Directors and shall authorize the Directors on behalf of the Company during the Relevant Period to procure the Company to purchase its Class A ordinary shares or ADSs at a price determined by its Directors;

(c)	the total number of Class A ordinary shares or ADSs which are authorized to be bought back by the Directors pursuant to the approval in paragraph (a) above during the Relevant Period (as hereinafter defined) shall not exceed 10% of the total number of shares of the Company in issue (excluding treasury shares) as of the date of the passing of this resolution, and the authority granted pursuant to paragraph (a) above shall be limited accordingly; and

(d)	for the purposes of this resolution:

“Relevant Period” means the period from the date of the passing of this resolution until whichever occurs first:

(i)	the conclusion of the first annual general meeting of the Company following the passing of this ordinary resolution at which time it shall lapse unless, by ordinary resolution passed at that meeting, the mandate is renewed, either unconditionally or subject to conditions;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company, or any applicable laws of the Cayman Islands to be held; or

(iii)	the authority set out in this resolution is revoked or varied by an ordinary resolution of the Shareholders in general meeting.”

NOTICE OF ANNUAL GENERAL MEETING

6.	“THAT conditional upon the passing of resolutions nos. 4 and 5 of this notice, the general mandate granted to the Directors pursuant to resolution no. 4 be and is hereby extended by the addition thereto of an amount representing the total number of shares of the Company bought back by the Company under the authority granted pursuant to the resolution no. 5, provided that such amount shall not be more than 10% of the total number of shares of the Company in issue (excluding treasury shares) as of the date of the passing of this resolution.”

7.	“THAT the grant of 1,678,320 restricted share units (the “RSU(s)”) to Mr. Vincent Wenbin Qiu (“Mr. Qiu”) in accordance with the terms of the share incentive plan approved by the shareholders of the Company (the “Shareholders”) on October 21, 2022 and effective from November 1, 2022 (the “2022 Plan”), subject to all applicable laws, rules, regulations and the applicable RSU award agreement, be hereby approved, and THAT the Board be and is hereby authorized to exercise all rights and powers as it may in its sole discretion consider necessary or expedient to give full effect to the proposed grant of 1,678,320 RSUs to Mr. Qiu and the allotment and issue of the Class A ordinary shares and/or the American depositary shares of the Company (the “ADS(s)”) upon the vesting of the RSUs to Mr. Qiu, and THAT any and all such acts to effect the aforesaid grant be and are hereby approved, confirmed and ratified.”

8.	“THAT the grant of 1,110,447 RSUs to Mr. Junhua Wu (“Mr. Wu”) in accordance with 2022 Plan, subject to all applicable laws, rules, regulations and the applicable RSU award agreement, be hereby approved, and THAT the Board be and is hereby authorized to exercise all rights and powers as it may in its sole discretion consider necessary or expedient to give full effect to the proposed grant of 1,110,447 RSUs to Mr. Wu and the allotment and issue of the Class A ordinary shares and/or the ADSs upon the vesting of the RSUs to Mr. Wu, and THAT any and all such acts to effect the aforesaid grant be and are hereby approved, confirmed and ratified.”

9.	“THAT the existing scheme mandate limit of the 2022 Plan be refreshed so that the aggregate number of Class A ordinary shares to be allotted and issued under the 2022 Plan (excluding Awards previously granted, outstanding, cancelled, lapsed or exercised under the 2022 Plan) shall not exceed 10% of the aggregate number of Shares in issue (excluding treasury shares) as at the date of passing this resolution (the “Refreshed Scheme Mandate Limit”) and that the Directors be and are authorised, subject to compliance with the Listing Rules, to grant Awards under the 2022 Plan up to the Refreshed Scheme Mandate Limit and to exercise all powers of the Company to allot, issue and deal with Shares.”

NOTICE OF ANNUAL GENERAL MEETING

10.	“THAT, conditional upon the passing of resolution no. 9 of this notice, the existing service provider sublimit under the 2022 Plan be refreshed to approximately 3% of the aggregate number of Shares in issue (excluding treasury shares) as at the date of passing of this resolution (the “Refreshed Service Provider Sublimit”) and that the Directors be and are authorised, subject to compliance with the Listing Rules, to grant Awards to Service Providers under the 2022 Plan up to the Service Provider Sublimit and to exercise all powers of the Company to allot, issue and deal with Shares.

By order of the board Baozun Inc. Mr. Vincent Wenbin Qiu Chairman

Hong Kong, May 15, 2026

NOTICE OF ANNUAL GENERAL MEETING

Notes:

1.	Any shareholder of the Company entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him/her, a proxy need not be a shareholder of the Company.

2.	In case of joint registered holders of any shares of the Company, any one of such persons may vote at the Annual General Meeting, either personally or by proxy, in respect of such share as if he/she was solely entitled thereto; but if more than one of such joint persons be present at the Annual General Meeting personally or by proxy, then one of the said persons so present whose name stands first on the register of members of the Company in respect of such shares shall alone be entitled to vote in respect thereof.

3.	To be valid, the Proxy Form duly completed and signed in accordance with the instructions printed hereon together with the power of attorney or other authority, if any, under which it is signed or a notarized copy thereof must be delivered to the Company’s Hong Kong share registrar (“Hong Kong Share Registrar”), Computershare Hong Kong Investor Services Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong not less than 48 hours before the time for holding the meeting or any adjournment thereof (as the case may be).

4.	Completion and delivery of the Proxy Form will not preclude you from attending and voting in person at the Annual General Meeting or any adjourned thereof if you so wish. In such event, the Proxy Form shall be deemed to be revoked.

5.	For the purpose of ascertaining shareholders’ entitlement to attend and vote at the Annual General Meeting, the register of members of the Company was closed from May 12, 2026 to May 15, 2026 (both days inclusive) during which period no transfer of shares will be registered. In order to qualify for attending and voting at the Annual General Meeting, all transfer documents accompanied by the relevant share certificates (together the “Share Transfer Documents”) must be lodged with the Hong Kong Share Registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong not later than 4:30 p.m. on May 11, 2026.

6.	Pursuant to Rule 13.39(4) of the Listing Rules, all votes of the shareholders at the Annual General Meeting must be taken by poll. The chairman of the Annual General Meeting will exercise his power under the Company’s articles of association to put each of the above resolutions to be proposed at the Annual General Meeting to be voted by way of a poll.

7.	In case Typhoon Signal No. 8 or above is hoisted, or a Black Rainstorm Warning Signal or “extreme conditions caused by a super typhoon” announced by the Government of Hong Kong is/are in force in Hong Kong by the at or at any time after 12:00 noon on the date of the meeting, the meeting will be adjourned. The Company will post an announcement on the Company’s website (www.baozun.com) and the website of the Stock Exchange (www.hkexnews.hk) to notify shareholders of the date, time and place of the adjourned meeting.

The meeting will be held as scheduled when an Amber or Red Rainstorm Warning Signal is in force in Hong Kong. Shareholders should decide on their own whether they would attend the meeting under bad weather conditions bearing in mind their own situation.

8.	If shareholders have any particular access request or special needs for participating in the above meeting, please contact the Company (email: ir@baozun.com) on or before May 30, 2026.

9.	The Chinese version of this notice is for reference only. Should there be any discrepancies, the English version shall prevail.

As at the date of this notice, our board of directors comprises Mr. Vincent Wenbin Qiu as the chairman, Mr. Junhua Wu, Dr. Jun Wang and Ms. Bin Yu as directors, and Mr. Yiu Pong Chan, Mr. Steve Hsien-Chieng Hsia and Mr. Benjamin Changqing Ye as independent directors.